

April 20, 2007

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Patrick Galliher, President
RMD Technologies, Inc.
1597 Alamo Road
Holtville, CA 92250

Re: RMD Technologies, Inc.
        Registration Statement on Form SB-2
        Filed on: March 27, 2007
        File No.: 333-141597

Dear Mr. Galliher:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Cover Page</u>

1. Revise the first sentence to indicate that this prospectus relates to the resale by the selling stockholders named in the prospectus.

2. Please state, if true, that the registrant intends to seek a listing for its common stock on the OTC Bulletin Board. This would clarify the reference to it in the second sentence of the second paragraph.

Issuance of Securities to the Selling Stockholders, page 5

3. The boldface statement at the end of the first paragraph, that "this prospectus relates only to the resale of 250,000 shares of common stock underlying the warrant" may suggest that the prospectus covers only 250,000 shares of common stock. Please revise to remove this implication.

4. If true, state that none of the securities underlying the convertible debentures are being registered pursuant to this registration statement.

5. Clarify whether or not the exercise of the warrant will result in a change in control of the registrant.

6. Identify La Jolla Cove Investors, Inc. including the type of business it is engaged in and the natural person(s) who controls it.

Plan of Distribution, page 33

7. If Golden Gate Investors, LLC or any other selling stockholder is a broker-dealer or an affiliate of a broker-dealer include that disclosure and state that they are underwriters in this offering.

8. If any selling stockholder is an affiliate of a broker-dealer, state that the seller:
    *   purchased the common stock in the ordinary course of business; and
    *   at the time of the purchase of the common stock to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the common stock.

Selling Stockholders, page 35

9. The total number of shares being offered for resale as shown in column (2) should equal 624,000 shares, which is the aggregate number of shares of common stock being registered pursuant to this registration statement. It appears that the table only accounts for 612,000 shares. Please revise the table accordingly.

10. Since the description of each selling stockholder's relationship to the registrant and how they acquired the shares in this offering is not detailed in the information immediately following the table as you have stated, delete the statement in the introductory paragraph. Otherwise, provide the information you have referred to.

In any event, please note that you must describe any material relationship that a selling security holder has, or had within the past three years, with the company.

11. Identify any selling stockholder listed who is a broker-dealer or an affiliate of a broker-dealer or state that none are.

12. Since the warrant for the 10,000,000 shares of common stock was issued to La Jolla Cove Investments, Inc., footnote (6) should be expanded to disclose why Golden Gate Investors, LLC is listed in the table as the selling stockholder. Disclose any relationship between La Jolla Cove Investments and Golden Gate Investors, LLC .

Available Information, page 36

13. The first sentence of this section, which states that you have not been required to comply with the reporting requirements of the SEC, should be deleted.

Report of Independent Accountants

14. It appears your independent auditor, Child, Van Wagoner & Bradshaw, PLLC, is located in Salt Lake City, Utah. However, you are incorporated in California and the majority of your operations and assets are also located in California. Please explain how your auditor met the licensing requirements of both Rule 2-01(a) of Regulation S-X and California state law to audit a California company. Does the audit partner or the firm have a California license or California practice privileges, as outlined by the State of California? If so, which one(s) and under what name(s)? When was each obtained relative to the audit? If neither the audit partner nor the firm has a California license and neither has California practice privileges, how did you reach the conclusion that neither was required? Please note that it is your responsibility to provide financial statements audited by an auditor who meets both the requirements of Rule 2-01(a) of Regulation S-X and California state law to audit a California company.

Item 27. Exhibits, page II-4

15. In future filings, identify the legality opinion as Exhibit 5.1 in the exhibit index of the registration statement.

General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

      Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregory Sichenzia, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Fl.
        New York, New York   10006